October 31, 2008

VIA EDGAR

Attn: Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clearly Canadian Beverage Corporation
Registration Statement on Form F-3 (File No. 333-147292)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Clearly Canadian Beverage Corporation (the “Registrant”) hereby applies for an order granting withdrawal of its resale Registration Statement on Form F-3, together with all amendments and exhibits thereto, Commission File No. 333-147292 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 9, 2007.

     The selling securityholders have decided not to pursue registration of the resale of their securities at this time and have requested that the Registration Statement be withdrawn. No securities have been sold in connection with the resale offering. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions, please contact Brent Lokash, Legal at (604) 862-5190 or David Reingold, President at (905) 761-0597 ext. 204 or either person by facsimile at (905) 761-9319. Please also note our change of address on this letterhead.

Very truly yours,

/s/ Bobby Genovese

Bobby Genovese
Chief Executive Officer
Clearly Canadian Beverage Corporation

CLEARLY CANADIAN	220 Viceroy Road, Units 11/12, Vaughan,	Telephone	(905) 761-0597
BEVERAGE CORPORATION	Ontario, Canada L4K 3C2	Facsimile	(905) 761-9319